Note 1 -   Organization and Significant Accounting Policies

Reef Securities, Inc. (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for Reef Exploration, LP and Reef Oil & Gas Partners, LP ("Reef") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. All of the Company's stock is owned by Paul Mauceli, the brother of Michael Mauceli who serves as the chief executive officer of Reef Exploration, LP, and manager of the general partner of Reef Oil & Gas Partners, LP.

Under an Expense Sharing Agreement, Reef agreed to pay all Overhead Expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage and other ordinary administration and overhead expenses of the Company as recorded on the Schedule of Costs. Reef will also provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

Commissions' revenue is recognized as follows:

Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the Company reflects commissions' revenue for capital raised through that period.

After the funding of program minimums are met, the Company reflects commissions' revenue for capital raised in the period received by the program sponsor.

Commissions' expense is reflected when related commissions revenue is earned.

Receivables from employees are generally considered fully collectable. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivable deemed uncollectable are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those

Note 1 -   Organization and Significant Accounting Policies, continued

differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Management has evaluated the income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statement and has determined that no income tax contingencies need to be reflected or disclosed.

Commitment and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

New Accounting Pronouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $27,548 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -   Income Taxes

Income tax expense (benefit) for 2015 was composed as follows:

Federal income tax expense (benefit)	$	(5,186)
State income tax expense		--
Total	$	(5,186)
Current	$	(5,186)
Deferred		--
Total	$	(5,186)

As of December 31, 2015, the Company had a net operating loss carryover of approximately $140,000 available to offset future taxable income through 2035. The benefits available from this carryforward have been fully reserved due to uncertainty as to whether the tax benefits would be utilized.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax expense returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 -   Concentration Risk

At various times throughout the year, the Company may have had cash balances in excess of federally insured limits.

Note 6 -   Related Party Transaction

During the years, the Company's stockholder has withdrawn funds as prepaid commissions. The amount due to the Company at December 31, 2015, was $211,224. This amount was reflected as a reduction of stockholder equity.

Note 7 -   Litigation

The Company is involved in lawsuits and claims in which plaintiffs and claimants are seeking recovery of alleged losses and/or punitive damages against the Company and others. The Company intends to vigorously defend the lawsuits and claims. At this time, management has determined and reflected a liability of $12,500 associated with these lawsuits is probable.

Note 8 -   Going Concern

For the last two years the Company has incurred losses and negative operating cash flows and this trend is expected to continue. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil and gas industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken steps to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.